MIGENIX Inc. BC Research Complex 3650 Wesbrook Mall Vancouver, BC V6S 2L2 Canada
|NEWS RELEASE|

FOR IMMEDIATE RELEASE

MIGENIX RELEASES CEO MESSAGE #19

Vancouver, BC, CANADA & San Diego, CA, USA – November 15, 2006 – MIGENIX Inc. (TSX: MGI; OTC: MGIFF), a clinical-stage developer of drugs for infectious and degenerative diseases, has issued its 19th CEO Message from Jim DeMesa, MD, President & CEO. Today’s CEO Message provides a review of the celgosivir (MX-3253) Phase II results in HCV non-responder patients announced November 6, 2006, and the Company’s key milestones for 2007 including:

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A partnership agreement for celgosivir

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Four and 12-week results from a Phase II HCV treatment-naïve combination study in H1/07

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OmiGard™ (CPI-226) Phase III results for the prevention of catheter-related infections in H2/07, through our partner, Cadence Pharmaceuticals, with submissions for marketing approvals in the US (NDA) and Europe (MAA) in H1/08.

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Completion of the MX-2401 GLP non-clinical studies needed for entry into Phase I clinical development for serious bacterial infections

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Completion of a Phase II clinical trial on CLS-001 for rosacea through our partner, Cutanea Life Sciences

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A partnership agreement for the rest-of-world development and commercialization of MX-226 (the name for OmiGard™/CPI-226 outside North America and Europe), with associated up-front and milestone payments

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Advancements in our earlier stage HCV and neurodegenerative disease programs

To obtain a copy of the complete CEO Message, please visit the MIGENIX web site at www.migenix.com or contact Investor Relations at 1-800-665-1968, Extension 233 (also available on SEDAR and EDGAR).

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs in the areas of infectious and degenerative diseases. The Company's clinical programs include drug candidates for the treatment of chronic hepatitis C infections (Phase II and preclinical), the prevention of catheter-related infections (Phase III), the treatment of neurodegenerative diseases (Phase I and preclinical) and the treatment of dermatological diseases (Phase II). MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

“Jim DeMesa”

James M. DeMesa, M.D.

President & CEO

CONTACTS

Art Ayres MIGENIX Inc. Tel: (604) 221-9666 Ext. 233 aayres@migenix.com	Dian Griesel, Ph.D. Investor Relations Group Tel: (212) 825-3210 Theproteam@aol.com

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  All statements or information other than statements of historical fact may be deemed to be forward-looking statements or information. Forward-looking statements frequently, but not always, use the words “intends”, “plans”, “believes”, “anticipates” or “expects” or similar words; that events “will”, “may”, “could” or “should” occur; and/or include statements or information concerning our strategies, goals, plans and expectations.

Forward-looking statements or information in this news release include, but are not limited to statements or information concerning our key milestones for 2007:

•

A partnership agreement for celgosivir

•

Four and 12-week results from our Phase II HCV treatment-naïve combination study

•

CPI-226 (OmiGard™) Phase III results for the prevention of catheter-related infections in H2/07, through our partner ,Cadence Pharmaceuticals,  with submissions for marketing approvals in the US and Europe in H1/08

•

MX-2401 completing GLP non-clinical studies and preparing to enter Phase I clinical development for serious bacterial infections

•

CLS-001 completing a Phase II clinical trial for rosacea through our partner, Cutanea Life Sciences

•

A partnership agreement for the rest-of-world development and commercialization of MX-226, with the associated up-front and milestone payments

•

Advancements in our earlier stage HCV and neurodegenerative disease programs

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements or information and you should not place undue reliance on our forward-looking statements or information. Factors that could cause actual events or results expressed or implied by such forward looking statements to differ materially from any future results expressed or implied by such statements or information include, but are not limited to: dependence on corporate collaborations; uncertainties related to early stage of technology and product development; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if commenced and completed, will not establish the safety or efficacy of our products; risks relating to requirements for approvals by government agencies such as the FDA and/or Health Canada before products can be tested in clinical trials and ultimately marketed; the possibility that such government agency approvals will not be obtained in a timely manner or at all or will be conditioned in a manner that would impair our ability to advance development and/or market the product successfully; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns, the possibility that opportunities will arise that require more cash then presently anticipated and other uncertainties related to predictions of future cash requirements; management of growth; dependence on key personnel; the possibility that we will not successfully develop any products; the possibility that advances by competitors will cause our proposed products not to be viable, the risk that our patents could be invalidated or narrowed in scope by judicial actions or that our technology could infringe the patent or other intellectual property rights of third parties; the possibility that any products successfully developed by us will not achieve market acceptance; and other risks and uncertainties which may not be described herein. Certain of these factors and other factors are described in detail in the Company's Annual Information Form and Annual Report on Form 20-F and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission.

Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.